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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                          For the month of March, 2001


                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 Not Applicable
                  (Translation of registrant's name in English)


                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
          (Address of principal executive offices, including zip code)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                    Form 20-F  X             Form 40-F
                              ----                     ----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                    Yes                       No  X
                       ----                     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                              HAEMACURE CORPORATION


FORM 6-K:         TABLE OF CONTENTS

EXHIBITS

Exhibit 99.1      Annual Report to Shareholders for the 2000 fiscal year

Exhibit 99.2 Notice of Annual and Special Meeting of Shareholders to be held on April 26, 2001

Exhibit 99.3      Management Proxy Circular

Exhibit 99.4      Form of Proxy and Form 41

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HAEMACURE CORPORATION


                                        By: /s/  Marc Paquin
                                           --------------------
                                        Name:  Marc Paquin
                                        Title:  President

                                        By /s/  James Roberts
                                           --------------------
                                        Name:  James Roberts
                                        Title: Chief Financial Officer


Date:  March 23, 2001